EXHIBIT 99.1

Endeavour Silver Reports Positive Surface Drilling and Underground Sampling Results for the Parral Project, Chihuahua, Mexico

VANCOUVER, British Columbia, Dec. 12, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) announces that it has completed exploration work and reports positive results from its surface drilling and underground sampling programs at the Parral Project located in Chihuahua state, Mexico in 2018.

Bradford Cooke, Endeavour CEO commented, “With the success of the 2018 surface drilling, underground sampling and metallurgical testing programs, management now views the Parral Project as having good potential to become a profitable new mine. The Parral Project was our second largest exploration expenditure (after Terronera) this year and represents an important part of our growth strategy.

“Specifically, we have now mapped, sampled and/or drilled four mineralized silver vein systems that have either underground or open pit mining potential, and the probability to delineate additional new resources remains high. Endeavour plans to complete an updated resource estimate, a preliminary economic assessment and commence mine permitting, in addition to more definitive drilling, underground sampling and metallurgical testing in 2019.”

The following is a short summary of the Hidalgo de Parral district and Endeavour’s land holdings there.

Parral Project Overview

  Hidalgo de Parral is an historic silver mining district that produced approximately 250 million ounces (oz) of silver according to the SGM, the Mexican Geological Survey. Several mines are still operating in the district, including the large Santa Barbara and San Francisco mines of Grupo Mexico and Grupo Frisco respectively.
  Endeavour owns a 100% interest in four historic mines, Veta Colorada, La Palmilla, San Patricio and Cometa, totalling 3,432 hectares, subject to 1% NSR production royalties. The Palmilla mine was famous for supplying silver to the federal mint of Mexico in the late 1800’s.
  The properties are readily accessible by paved highway and well maintained gravel roads only 1-5 kilometres (km) north of the city of Hidalgo Del Parral, with excellent infrastructure including grid power, water, labour, and services. Land access agreements are already in place for exploration.
  Several large veins are traceable for over 8 km. Veta Colorada is up to 40 metres (m) thick, and includes a higher-grade footwall vein 1-10 m thick and a lower grade hanging wall breccia with mineralized stock-work up to 30 m thick.
  Historic resources of 32.1 million oz silver contained in 4.0 million tonnes (t) grading 248.5 grams per tonne (gpt) in the Veta Colorada estimated by Industrial Minera Mexico, S.A. de C.V. (“IMMSA”) who discovered three orebodies, Remedio-Argentina, El Verde and Sierra Plata and mined the latter two orebodies until closing in 1990. In early 2018, Endeavour estimated new resources at Remedio-Argentina and Palmilla, and the Company expects to add new resources at San Patricio in Q1,2019. Endeavour has not yet verified the historic resources at Veta Colorada and has previously reported resources at Cometa (see Mineral Reserve and Resource Estimates on the website for details). The Veta Colorada resource estimate was prepared by IMMSA in a report dated August 2004 entitled “Descripción Geológica, Proyecto Veta Colorada Mpio. de Hgo. del Parral, Chih.”. The resource estimate was established through surface drilling and underground sampling. A Qualified Person has not done sufficient work to classify the historical estimate as a current mineral resource or mineral reserve. Endeavour is not treating the historical estimate as a current mineral resource or mineral reserve, has not verified the historical resource estimate and is not relying on it.
  Historic metallurgy by IMMSA obtained 85% silver recoveries by flotation and leaching of float tails. Limited metallurgical studies by SSR of the Veta Colorada ore indicated >90% recovery by cyanidation.
  Endeavour metallurgical testing of drill core samples from the Veta Colorada (Sierra Plata, El Verde and Remedios-Argentina zones), Palmilla and Cometa veins on the Parral property in 2018 indicates excellent metal recoveries by flotation and leaching. Cometa is the only vein with significant lead and zinc best suited for flotation, the other veins contain primarily silver and minor gold best suited to leaching.  Silver recoveries achieved up to 91% recovery by whole rock leaching of Remedios-Argentina core, up to 91% recovery by flotation of Cometa core, and up to 98% recovery by flotation and leaching of the float tails of El Verde core.

Surface Drill Results

In 2018, Endeavour drilled 16 surface drill holes totalling 8171 m to test the San Patricio vein system. A new inferred resource estimate for the San Patrico area is anticipated in early 2019.  Initial high grade intersections were previously reported (see Endeavour News Release dated May 14, 2018)  and the balance of the high grade intersections are reported in the table below (view San Patricio longitudinal section here).

Hole	Structure	From	True width	Au	Ag	AgEq	Pb	Zn
		(m)	(m)	(gpt)	(gpt)	(gpt)	(%)	(%)
SPT-23	San Patricio	321.40	1.9	0.10	660	668	1.298	0.576
	Including	321.75	0.2	0.08	1,460	1,466	1.105	0.544
SPT-24	San Patricio	363.20	4.2	0.21	934	950	3.014	5.929
	Including	365.35	0.2	0.31	3,210	3,233	7.940	13.500
Silver equivalents are calculated at a ratio of 75:1 silver: gold, excluding base metals

Underground Sample Results

Endeavour also completed topographical surveys, geological mapping and rock chip sampling underground in the Sierra Plata part of the Veta Colorada mine, mainly on mine levels 5, 5.5, 6 and 7, accessed by the original mine access ramp, which remains in good condition. Significant grades and widths of silver-lead-zinc mineralization were encountered on the 5.5 mine level as follows:

Sample ID	Width (m)	Structure	Ag (gpt)	Pb (%)	Zn (%)
PAR-1453	muck	Rezaga	331.2	1.420	0.957
PAR-1454	muck	Rezaga	274.1	0.214	0.277
PAR-1455	2.00	Vn, HW, STK	204.2	0.594	0.146
PAR-1456	muck	Rezaga	192.6	0.244	0.314

Sampling crews were also able to access portions of levels 1, 2, 3 and 4 where they encountered significant volumes of historic mine fill (previously uneconomic broken rock filing old stopes, known as “chorros”).  Grupo Mexico (IMMSA) and SSR each sampled these areas and IMMSA reported historic resources of 214,257 tonnes grading 156 gpt silver. A qualified person has not done sufficient work to classify this historical estimate as a current mineral resource, Endeavour has not verified the historical resource and is not relying on it as a current mineral resource.

Endeavour crews resampled these chorros and confirmed that the historic sample results show that some chorros have the potential to be economic, as shown in the table below:

Veta Colorada Chorros Level 2

Sample ID	Ag (g/t)	Pb %	Zn%
PAR-1457	38.0	0.1440	0.177
PAR-1458	88.0	0.2000	0.191
PAR-1459	67.0	0.2300	0.244
PAR-1460	47.0	0.4420	0.280
PAR-1461	180.6	0.6250	0.478
PAR-1462	177.7	0.6640	0.622
PAR-1463	84.0	0.3910	0.348
PAR-1464	66.0	1.3600	0.573
PAR-1465	52.0	0.1930	0.296
PAR-1466	153.3	0.2940	0.344
PAR-1467	41.0	0.8510	0.638
PAR-1468	50.0	0.7590	0.372
PAR-1469	195.1	0.7140	0.267
PAR-1470	315.1	0.4530	0.568
PAR-1471	49.0	0.1850	0.289
PAR-1472	242.6	0.3140	0.319
PAR-1473	35.0	0.1680	0.301
PAR-1474	32.0	0.1400	0.245

Veta Colorada Chorros Level 4

Sample ID	Ag (g/t)	Pb%	Zn%
PAR-1475	40.0	0.2250	0.1450
PAR-1476	203.2	0.4740	0.7080
PAR-1477	71.0	0.2270	0.4860
PAR-1478	221.8	0.3840	0.5080
PAR-1479	229.0	0.2780	0.5000
PAR-1480	278.1	0.5100	0.5990
PAR-1481	290.5	0.4230	0.6540
PAR-1482	144.4	0.1860	0.2450
PAR-1483	244.8	0.5170	0.5420
PAR-1484	239.1	0.4090	0.3110
PAR-1485	74.0	0.1870	0.1480
PAR-1486	75.0	0.2190	0.1310
PAR-1487	64.0	0.2430	0.4690
PAR-1488	170.2	0.4340	0.3430
PAR-1489	115.0	0.5960	0.3730
PAR-1490	63.0	0.1320	0.2660
PAR-1491	223.7	0.3400	0.4510
PAR-1492	88.0	0.2310	0.4200
PAR-1493	24.0	0.1680	0.2360
PAR-1494	283.4	1.2000	0.5960
PAR-1495	78.0	0.4100	0.4730
PAR-1496	230.0	1.9400	0.7030
PAR-1497	238.3	0.7830	0.7300
PAR-1498	614.6	1.8100	0.5010

Qualified Person

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, overlimits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently commissioning its fourth mine at El Compas, advancing a possible fifth mine at the Terronera mine project and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018 including changes in mining and operation, anticipated results of exploration and resource determinations,  and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.